Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: Yes! The merger between @Sprint and @TMobile will allow us to combine our spectrum and lead the world in launching the most robust #5G network - but also help deliver #5GForAll including rural communities. [Investor info: sprint.co/2Ngqk68 ]

https://spectator.org/t-mobile-and-sprint-merger-could-yield-5g-boom/:

Free Market Accountability

T-Mobile and Sprint Merger Could Yield 5G Boom

Johnny Kampis

July 12, 2018, 12:05 am

The best argument for FCC approval.

You don’t normally think of mergers as good for competition, but the proposed combining of T-Mobile and Sprint may not only help provide viable alternatives to the biggest wireless carriers, but may also better enable the U.S. to stay at the forefront of 5G technological development.

T-Mobile and Sprint, respectively the third and fourth largest wireless carriers in the country, filed a public interest statement with the Federal Communications Commission (FCC) on June 18, one of the steps required before a merger of their $26 billion in assets.

The combined company would have about 126 million customers, bringing it close to the numbers of Verizon (150 million) and AT&T (141 million). More importantly, it would allow those two companies to combine their spectrum to create what could be the most robust 5G network.

Sprint has plenty of mid-band spectrum, while T-Mobile’s spectrum is on the low end. Combine the two and you can create a 5G network with the potential to reach download speeds of more than 4 gigabits per second, writes Seth L. Cooper for Morning Consult.

“Importantly, it appears unlikely that T-Mobile and Sprint separately have spectrum and cell site resources needed to deploy 5G networks that keep up with market leaders AT&T and Verizon,” he wrote. “T-Mobile lacks mid-band spectrum while Sprint lacks low-band spectrum. Alone, each provider would have reduced 5G network capacities and Sprint’s coverage would be geographically limited. Also, both providers would need longer periods to transition existing spectrum resources from older-generation networks to 5G.”

With no merger, Sprint and T-Mobile risk falling farther behind the two market leaders because AT&T and Verizon have been reinvesting profits into infrastructure at a greater rate.

The Ericsson Mobility Reporter for June projects that the monthly data capacity for a combined Sprint/T-Mobile network would reach 20.3 exabytes by 2024. That extra capacity should put downward pressure on prices, which would benefit consumers.

The ability to build a “world-class nationwide 5G network” is one reason the FCC should approve the merger, Sprint and T-Mobile wrote in their public interest statement.

5G is expected to revolutionize “smart city” technology that could do everything from optimize bus routes to maximize street light efficiency. It should lead to autonomous cars and cutting-edge innovations in industries ranging from agriculture to manufacturing.

The companies say what they call the “New T-Mobile” would also help solve the rural broadband gap — the combined forces of the two will improve signal quality and increase network capacity. The statement says customers could see a 55 percent drop in cost per gigabyte and a 120 percent increase in cellular data supply. The companies have also pledged to spend $40 billion in infrastructure upgrades in the three years after the merger.

Cooper points out that FCC merger precedents, such as the 2016 Verizon/XO Order, have recognized the growth of 5G as an important policy consideration to benefit consumers.

“By rapidly deploying a robust nationwide 5G network that supports smart city, Internet of Things and other advanced capabilities, the T-Mobile/Sprint merger’s public benefits likely outweigh any potential anticompetitive concerns,” he wrote. “Indeed, FCC precedents such as its 2015 AT&T/DIRECTV Order recognize the benefits of new technologies and services enabled by mergers can outweigh the loss of a competitor.”

Earlier this year, the FCC set new rules to help 5G’s growth at the federal level. Commissioner Brendan Carr, who Chairman Ajit Pai tapped to lead the wireless effort, told The American Spectator in April that countries around the world are trying to beat the U.S. to the 5G punch after American dominated the previous race to 4G.

“They’re all moving very aggressively, both on a spectrum and infrastructure front to get the lead in 5G. I’ve been in touch with our regulatory counterparts in Europe and they’re looking at the exact same actions that we’re looking at — excluding small cells and streamlining the approach for large cells,” Carr said. “But we’re moving quickly in the U.S. and think that’s a great sign for our leadership.”

Therefore, it would behoove the FCC to act quickly to approve the Sprint/T-Mobile merger well within the 180-day shot clock allowed to the panel.

The Justice Department must then review the deal to check for antitrust violations. That department is now talking with smaller carriers to determine what effect a Sprint/T-Mobile merge could have on their businesses.

John Legere, the chief executive officer of T-Mobile, expects the merger to be allowed, given the consumer benefits.

“This isn’t a case of going from four to three wireless companies — there are now at least seven or eight big competitors in this converging market,” he said. “And in 5G, we’ll go from zero to one. Only the new T-Mobile will have the capacity to deliver real, nationwide 5G. We’re condiment that, once regulators see the compelling benefits, they’ll agree this is the right move at the right time for consumers and the country.”

Tweet: That’s right, @DailyTorch - a combined @Sprint & @TMobile WILL create more competition by rolling out #5GForAll at a lower cost than @Verizon or @ATT which means i prices for consumers! [Key info: sprint.co/2KXKwNc ] bit.ly/2LaY04e

http://dailytorch.com/2018/07/t-mobile-sprint-merger-will-create-more-competition-in-5g-boost-growth/:

T-Mobile-Sprint merger will create more competition in 5G, boost growth

By Robert Romano

07.12.2018

In April, CTIA, the nation’s leading wireless trade association, rolled out its standard for 5G, promising 10 gigabits per second speeds at the top end, 100 times faster than today’s 4G of 100 megabits per second, as carriers begin deployment this year.

It will be a faster mobile network that will not only make videos and Internet connect faster at lightning quick speeds, but make all the wonders of 5G possible: smart cities, driverless vehicles, robots and other gizmos you would think were out of science fiction.

But to get there is going to require allocating spectrum — a lot of it — and that is where the T-Mobile-Sprint proposed merger can serve a vital role to the public.

Separately, T-Mobile and Sprint already have plans for rolling out parts of 5G, utilizing 600MHz and 2.5GHz respectively, along with the companies’ other spectrum assets. Together, they’ll be able to deploy those parts of the spectrum simultaneously across the low and medium bands, rolling out a robust nationwide 5G network for millions of customers — and be well-positioned to move into high-band spectrum (above 3GHz) in the future.

This is one area where more is more. 5G market players need bands of spectrum high, medium and low in order to be competitive and create nationwide networks.

T-Mobile and Sprint together realizing this potential will help foster more competition in the 5G market for speed. Verizon and AT&T are already responding to market developments by upgrading their own networks. All of these actions help facilitate industry fulfillment of the promise of 5G, all the while lowering costs and increasing data capacity for consumers.

This also creates competition with direct-line broadband, meaning depending on locations, consumers could decide to the cut the cord and just go wireless on their cellular plans.

The Trump administration has already rightly set out nationwide 5G as a national priority. That is why, with the proposed T-Mobile-Sprint merger, in this case, it would be best for the Department of Justice’s antitrust regulator to get out of the way.

Unlike other media mergers, T-Mobile-Sprint is neither a content deal nor does it reflect the trend towards mass media consolidation, where single companies dominate all ends of the market. In this case, this a straight up play in the growing field of spectrum where the push is for more competitors and the need is for more — and faster — connectivity.

Moreover, in 2017, Accenture did a study estimated that the move to 5G will create 3 million new jobs in the U.S. including in construction to build the infrastructure for the 5G network, plus an additional $500 billion to the nation’s Gross Domestic Product.

The T-Mobile-Sprint merger, along with other market developments, will position the U.S. to take a commanding lead on 5G. It’s a piece of the puzzle.

There are other needs, too, for making certain the U.S. has the network capacity it needs so it will remain the world’s tech leader of the future. Hardening the electric grid against an electromagnetic pulse should be a top infrastructure priority. Also, opening up deployment of high-speed fiberoptic cables along the nation’s interstate highway system and power lines will make the nation’s 5G network more durable and flexible. These are things that Congress and the administration could help with where appropriate when meeting infrastructure needs.

Overall, the push for 5G is going to reshape the U.S. and global economies in ways that seemed fanciful only ten years ago. But the future is here now.

And to get there, this is one area where the economy needs more competition. The T-Mobile-Sprint merger will fulfill that need, alleviating any antitrust or consumer issues, and stand shoulder to shoulder with other tech giants to bring low-cost, high-speed Internet to the entire nation. All the government has to do for once is nothing, and get out of the way, and just let it happen.

Robert Romano is the Vice President of Public Policy at Americans for Limited Government.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K, filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.